                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             AMKOR TECHNOLOGY, INC.
          (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR)

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT APPLICABLE*
        (CUSIP NUMBER OF CLASS OF SECURITIES OF UNDERLYING COMMON STOCK)

                                  KEVIN HERON
                            SENIOR VICE PRESIDENT AND
                                GENERAL COUNSEL
                             AMKOR TECHNOLOGY, INC.
                              1345 ENTERPRISE DRIVE
                        WEST CHESTER, PENNSYLVANIA 19380
                                 (610) 431-9600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   Copies to:
                             LARRY W. SONSINI, ESQ.
                             BRUCE M. MCNAMARA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
---------------------                                      --------------------
    Not Applicable                                            Not Applicable

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying stock is 031652100.

[] Check box if any part of the fee is offset as provided by RULE
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.


[x] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1.
    [x] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary stock option replacement program by Amkor Technology, Inc. (the "Company").

         The following message was sent on Friday, October 11, 2002, by electronic mail from James Kim, Chairman of the Board and Chief Executive Officer of the Company, to Company employees.

      [TEXT OF EMAIL SENT TO COMPANY EMPLOYEES ON FRIDAY, OCTOBER 11, 2002]

To current eligible Amkor employees,

I am pleased to announce that Amkor's Compensation Committee has approved an important new stock options exchange program for eligible Amkor employees that currently have option grants. As a result of the volatility in the stock market reflecting the current economic climate, many of you hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because we recognize that your options may not currently be providing appropriate performance incentives, we have considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, the company has been authorized to initiate an options exchange program. This is a voluntary program that will allow eligible employees of Amkor to cancel their current stock options in exchange for new options that will be granted no earlier than six months and one day after the options are canceled. As currently planned, the program would provide that each eligible employee will be granted new options to purchase Amkor common shares equal to the number of shares that are surrendered and accepted for exchange. Also as currently planned, the program would provide that the vesting schedule for the new options will be extended for one year from the current schedule, as of the date of the new option grant.

Employees will be receiving detailed information about this program from the HR department subsequently, including a set of frequently asked questions and answers about the program. The program will be conducted under the terms and conditions of a formal exchange offer that will be filed subsequently with the SEC.

This program is a demonstration that Amkor's leadership values it's people and is committed to the future success of Amkor. I know that you will do your utmost to make Amkor's shares valuable to yourselves and to our shareholders.

Thank you for your continuing hard work and commitment to our success.

Sincerely,

Jim Kim

Amkor Technology, Inc. has not yet commenced the option exchange program described in this communication. Upon commencement of the program, Amkor will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Exchange, an Election Form and other related documents (collectively, the "Exchange Offer Documents"). The Exchange Offer Documents will be delivered to all employees of Amkor. Employees are strongly encouraged and advised to read all of the Exchange Offer Documents when these documents become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and Amkor's website at www.amkor.com. When the information becomes available, we strongly urge eligible employees to read all the materials carefully and understand the risks before making a decision. We also strongly encourage eligible employees consult tax and financial advisors before making any decision about the program.

This communication does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any state in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the securities laws of that state.

                                      -3-